

June 27, 2012

Via E-mail
Randy Butler
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Dr.
Indianapolis, IN 46278

> **Re:** **Fortune Industries, Inc.**
> **Schedule 13E-3**
> **File No. 005-50301**
> **Filed May 29, 2012**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32543**
> **Filed May 22, 2012**
> **Schedule 13D/A filed by Carter M. Fortune, et. al.**
> **Filed May 11, 2007**
> **File No. 005-50301**

Dear Mr. Butler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3

1. Please revise your disclosure to include on the outside front cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

2. We note that your filing was tagged in the EDGAR system as a PRE 14A rather than as a PREM 14A. Please correct this error. For assistance contact EDGAR filer support at 202-551-8900. Refer to http://www.sec.gov/info/edgar.shtml#info for additional information.

3. We note your statements in the letter to shareholders, regarding Mr. Fortune's Loan and regarding Mr. Fortune's "preferred and common stock…held as collateral by a commercial bank for certain personal debt obligations of Mr. Fortune." You further state that "[f]uture default on these obligations by our majority shareholder could have a material adverse effect on the Company's (a) operations, (b) capital structure and (c) corporate governance." Also, you review the status of the default, etc. Please revise these statements and references to specify the potential material adverse effect on the company and the interests of the company insiders in considering this issue and structuring relief for Mr. Fortune's Loan. It appears, for example, that your directors and officers may have interests in structuring this relief that is different from the interests of the unaffiliated security holders. Please make the same changes at the other relevant sections of your filing, including but not limited to, your reference to this matter on page 6.

4. Please confirm that you currently do not have any golden parachute compensation arrangements with your officers and management that would require disclosure pursuant to Item 402 (t) of Regulation S-K.

5. We note that upon completion of the transaction insiders will control 91.8% of the outstanding shares and that the Large Block Holders will own approximately 8.6% of shares. Please revise to disclose any plans the filing persons may have to effect a subsequent squeeze-out merger. If there are none, revise to clearly state this fact. Refer generally to Item 6 of Schedule 13e-3 and the Instruction thereto.

6. Item 1014(a) of Regulation M-A requires each filing person on the Schedule 13E-3 to state a belief as to the fairness of "the Rule 13e-3 transaction" to "unaffiliated security holders." Your disclosure in your notice of special meeting discloses that "the board acting upon the unanimous recommendation of a special committee of independent directors, unanimously approved the Merger Agreement and the Merger, and determined that the Merger Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and *the shareholders of the company other than the Rollover Shareholders,* (emphasis added)" which are different concepts. Please revise throughout the disclosure materials to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a).

As indicated in our subsequent comment 8, such finding must be made by each filing person, including those you may add as a result of our comments. We note that you have made the appropriate fairness determinations at other parts of the filing materials.

7. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. It would appear that 47% of the shares controlled by Mr. Fortune are held through the Carter M. Fortune Living Trust and that approximately 10% of shares controlled by Mr. Fortune are held by 14 West LLC. Please provide us with your analysis of why such entities have not been identified as affiliates engaged in the current transaction. In this regard, we note that these entities are parties to the voting agreement dated March 26, 2012.   We may have further comment.

Summary Term Sheet, page 1

Rollover Shareholders, page 2

8. In the first sentence under this heading you state that the rollover shareholders include, among others, Carter M. Fortune and "two entities controlled by him." Please revise your disclosure to identify the names of these two entities.

The Merger, page 2

9. Please reduce your use of defined terms and maintain consistency in your usage of such terms. We note for example that the defined term "Shareholders" on page 2 appears to be analogous to the defined term "Large Block Holder" yet on page 17, you use the term Shareholders to refer to both Large and Small Block Holders. Please revise your disclosure accordingly. Please also ensure that you clarify your disclosure in the fairness discussion commencing on page 15 where you disclose the fairness determination made with respect to the "Shareholders and the unaffiliated shareholders…"

Interests of Certain Persons in the Merger (see page 27), page 3

10. In this section you state that the Rollover Shareholders and management have interests in the Merger that are "different from, and in addition to, the interests of the Shareholders." We note the cross-reference to further discussion on page 27. Please revise your discussion here to briefly outline how the interest of these shareholders differs from other shareholders. Additionally, please revise your related disclosure on page 27 to describe these differing interests in greater detail, for example, explaining how they are tied to the plan to no longer be an SEC reporting company and suspension of reporting obligations under the Securities and Exchange Act of 1934.

The Special Committee (see page 41), page 5

11. Please tell us by what standard you considered the members of the Special Committee, and specifically Mr. Suja, to be "independent." We note that Mr. Suja "occasionally provides real estate broker services" to Mr. Fortune. Explain how under this standard Mr. Suja is considered "independent" and not having an existing commercial relationship with the company, which is controlled largely by Mr. Fortune.

Fairness of the Merger; Reasons for the Recommendation of the Special Committee (see page 20), page 5

12. Please clarify your disclosure throughout the proxy statement in which you imply that the absence of a security interest granted to lender in the shares of the company will be a benefit of the merger transaction. Although the current security interest granted by Mr. Fortune would be eliminated, the commitment letter dated February 12, 2012 from Capstar Bank indicates that shares of the surviving corporation would be pledged as collateral for the $6.0 million financing described in that letter. Further, please address how the arrangement with Capstar outlined in the commitment letter was considered to be substantively fair to unaffiliated shareholders who remain shareholders after the merger is consummated.

Financing of the Merger (see page 28), page 7

13. We note the filing of the form of promissory note for $6.3 million from Mr. Fortune as an exhibit to the Schedule 13e-3. Revise your disclosure on page 28 to include a discussion of the material terms of this agreement and whether or not it has been finalized.

Conditions of the Merger (see page 45), page 7

14. Please update your disclosure to discuss the status of the Capstar Bank commitment given the letter's expiration date of May 31, 2012.

Termination of the Merger Agreement (see page 48), page 8

15. Please disclose here and on page 48 the potential $500,000 termination fee you may have to pay to senior managers if the transaction reported here is not completed.

<u>Special Factors, page 13</u>

<u>Background, page 13</u>

16. We note that senior management initially approached the company regarding a going private transaction in May 2011, but the board failed to form a special committee until February 2012. Please revise your disclosure to provide details necessary to understand actions, if any, taken by the board during those nine months to explore other options or discuss the going private transaction. For example, describe <u>all</u> material discussions, meetings, contacts and reports among board members, management, persons who were ultimately chosen to form the special committee and/or <u>each</u> of the advisors to the company and to CEP that occurred during the time period prior to May 2011. Provide further detail of the specific time periods when each of the alternatives referenced were considered.

17. Discuss in greater detail the "failed acquisition attempts of outside investors to either acquire the company or Mr. Fortune's interest" and the other "operational factors" that prompted Ms. Mayberry and Mr. Butler to approach Mr. Carter and the Board in May 2011.

18. Please note our comment above. We note Kraft's consideration of a 2011 letter of intent received from an unaffiliated PEO to purchase Mr. Fortune's interest. Disclosure regarding the receipt of this letter, the valuation range specified for the shares owned by Mr. Carter, whether and if so, how the Board and/or its advisors considered the letter and the reasons for the rejection of this alternative should be included in this background discussion.

19. In the middle of the second paragraph under this heading you state that CEP believed that the risk factors of the company were not properly evaluated by the market and that significant changes were needed. Please revise your disclosure to discuss in greater detail what risk factors or other matter were not properly evaluated by the market.

20. Please revise your disclosure to elaborate on the information gathered both from the interviews with Tena Mayberry and Randy Butler and the additional information obtained from public sources.

<u>Fairness of the Merger; Reasons for the Recommendation, page 15</u>

21. Revise your disclosure throughout to clearly indicate the filing persons' determination of fairness with respect to the two distinct groups of unaffiliated shareholders; those who will be cashed out and those who will remain shareholders of the company post-merger. In this regard, it is not clear how all of the bullet points listed relate to the consideration of fairness to <u>each</u> of these distinct constituencies of unaffiliated shareholders.

22. The factors listed in paragraphs (c)-(f) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Your disclosure under this heading and "Position of the Acquiror Filing Persons…" does not address whether or not the filing persons considered these factors and if not, why the factor(s) were not deemed material or relevant. We note, for example, that the discussion of the fairness determination of the filing parties does not address the factors described in clauses (ii) through (v) of Instruction 2 to Item 1014 and Item 1014(c) and (f). Please revise or advise. Please also note our subsequent comment.

23. If the board has based its fairness determination on the analysis of factors undertaken by others (e.g., the special committee or the financial advisor), the board must <u>expressly adopt</u> this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the board of directors expressly adopted (i) the special committee's discussion and analyses of the factors disclosed under this heading and (ii) Kraft Analytics, LLC's discussion commencing on page 20 through page 25. Note however, that to the extent the board did not adopt another person's discussion and analysis or the Special Committee's or Kraft's analyses and discussions do not address each of the factors listed in paragraphs (c) through (f) and in Instruction 2 to Item 1014 of Regulation M-A, as noted in the prior comment, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of each of the Acquiror Filing Persons.

24. Please expand your fourth through seventh bullets to include a reference to the shares secured by Mr. Fortune's Loan in the fourth bullet and explain why not having the control of the surviving corporation subject to a security interest granted to a lender as collateral security for indebtedness is a factor indicating fairness to the unaffiliated security holders. Please make the same changes to the other areas of your disclosure where you include these as factors indicating fairness to unaffiliated security holders.

Acquiror Filings Persons, page 18

25. Please revise this section to provide expanded disclosure regarding the reasons behind <u>each</u> filing persons' choice to engage in the transactions <u>at this time</u> (emphasis added). See Item 1013(c) of Regulation M-A. Note that each of the filing persons may have distinct reasons, which should be discussed. For example, disclose how the timing of Mr. Fortune's maturing loan obligations factored into his decision to engage in the transaction at this time.

26. Each presentation, discussion, or report held with or presented by the financial advisor to CEP, Inc. whether oral or written, that is materially related to the current going private transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Double Eagle Advisory, LLC during the Acquiror Filing Persons evaluation of the transaction. Refer to Item 9 of Schedule 13E-3 and corresponding Item 1015 (a) and (b) of Regulation M-A.

Fairness Opinion of Kraft Analytics, LLC, page 20

27. On page 21 Kraft, as financial advisor, limits their Fairness Opinion to the "use and benefit of, the Special Committee." Disclosure relating to limitations of reliance by the shareholders on the fairness opinion or the summary of the fairness opinion in the filing is inappropriate and should be deleted.

Alternatively, please disclose the basis for Kraft's belief that shareholders cannot rely upon the fairness opinion to support any claims against Kraft Analytics arising under applicable law (e.g., the inclusion of an express disclaimer in Kraft's engagement letter with the company). Please describe any applicable authority regarding the availability of such a potential defense. In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further, disclose that the availability of such a defense to Kraft would have no effect of the rights and responsibilities of Kraft or the board of directors under federal securities law.

Summary of Analysis Performed by Kraft of the Company and the Subject…, page 22

General

28. We note that in this section you provide a wide range of values based on different valuation methods, but specifically MVIC. Please explain how the ranges above the aggregate $12.3 million value of the current transaction with the company are relevant or valuable in determining a fair value of the company under the terms of the transaction.

29. On page 22 you refer to the preferred stock valuation appraisal used by the special committee. Please revise your disclosure to discuss this appraisal pursuant to the disclosure requirements specified in Item 1015(a) and 1015(b) Regulation M-A. Further, include here and in other appropriate places in your disclosure, disclosure regarding the high and low end of the range of conversion rates considered in determining the preferred stock to common stock conversion ratio. Additionally, please file the appraisal report as an exhibit. Refer to Item 1016 of Regulation M-A.

Future Cash Flow Analysis, page 24

30. It is not clear whether the projections filed as an exhibit to the Schedule 13e-3 are the projections used for purposes of this analysis. We note for example that projections under three scenarios appear to have been provided to Kraft (i.e. a base, upside and downside case). Please revise your disclosure to include all of the detailed projections provided by management and used by Kraft to calculate future cash flow analysis under each scenario. Please include information needed to understand management's conclusory estimation that there is a 50% chance of achieving the base case, and a 25% chance of achieving either an upside or downside case.

Financing of the Merger, page 28

31. We note that your disclosure indicates that this transaction will result in the elimination of your Chairman's debt under a personal loan that came due April 1, 2012 whereby he pledged all of his securities as collateral. Please explain in greater detail how this result will come about upon consummation of the transaction.

Litigation Relating to the Merger, page 32

32. Please provide us with a copy of the complaint filed by Mark Hagen on behalf of an alleged class of the company's shareholders.

Summary Consolidated Financial Information, page 50

33. Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer. For example, include the information required under Item 1010 (c) of Regulation M-A such as book value per share, the ratio of earnings to fixed charges for the periods specified and if material, pro forma financial information.

Schedule 13D/A filed May 11, 2007

34. We direct you to the requirements in Rule 13d-2(a), which require that reporting persons promptly file an amendment to the Schedule 13D to reflect material changes to the facts set forth in the Schedule 13D. No amendments have been filed by Mr. Fortune since May 2007, notwithstanding a series of material changes to holdings of shares, changes to the filing persons who own shares, the discussions and agreements entered into relating to the current going private transaction, and as noted in our subsequent comment, the apparent formation of a group amongst the Rollover Shareholders. Please advise.

Please refer to guidance regarding delinquent filings in the Beneficial Ownership Reporting Compliance and Disclosure Interpretation 104.03 available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

35. It would appear that the Rollover Shareholders formed a "group" as set forth in Exchange Act Section 13(d)(3) and Rule 13d-5(b). As such, such persons incurred beneficial reporting filing obligations with respect to the securities they were deemed to have acquired as of the date the shareholders reached their initial agreement(s). Please present us with your detailed legal analysis of when the group was formed and file all requisite beneficial ownership reports. We may have further comment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or Mellissa Duru, Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3757, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Jeff Bailey, Esq.
       Bose, McKinney and Evans LLP